United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

Companhia Vale do Rio Doce – Forward Stock Split Proposal

To All Shareholders,

The Board of Directors of Companhia Vale do Rio Doce (“CVRD” or “Company”) hereby presents to you the shareholders, their proposal to carry out a forward stock split of the Company’s shares, whereby each ordinary and preferred share in issue will be split into three shares. There will be, therefore, no change in the financial amount of the Company’s paid-up capital.

This operation aims to reposition the price of the Company’s shares after their substantial appreciation, and communicate to the market management’s positive expectations for the future.

It should be emphasized that the proposed forward stock split will not alter the ratio between the Company’s shares and the American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (“NYSE”). The ratio of share to ADR will be maintained at 1/1, therefore each ordinary share or each preferred share will continue to be represented by one ADR guaranteed by the deposit of one ordinary share or one ADR guaranteed by the deposit of one preferred Class “A”, respectively.

If the proposal is approved, (i) the financial institution which provides share custody services for the Company, will be responsible for the automatic crediting of the new shares to the accounts of the Company’s shareholders, observing the number of shares held by each shareholder, at the date of the Extraordinary General Meeting (EGM) to approve the forward stock split operation. On the day following the EGM, the Company’s issued shares will be able to be traded on a 3 for 1 basis; (ii) the Company’s ADR depository agent will be responsible for the issue of the new ADRs, in proportion to the Company’s ADRs registered on the third working day after the EGM for the approval of the forward stock split operation. The depository agent will begin the distribution of the new ADRs 14 days after the EGM. After the distribution of the new ADRs, the ADRs issued by the company will be able to be traded on a 3 for 1 basis.

Upon approval of the share split proposal for the Company’s shares in issue, articles 5 and 6 of CVRD’s bylaws will come into force, with the following text:

“Art. 5 — Paid-up capital amounts to R$7,300,000,000.00 (seven billion, three hundred million reais) corresponding to 1,165,677,168 (one billion, one hundred and sixty five million, six hundred and seventy seven thousand, one hundred and sixty eight) shares, being R$4,696,524,030.83 (four billion, six hundred and ninety six million, five hundred and twenty four thousand and thirty reais, and eighty three centavos), corresponding to 749,949,429 (seven hundred and forty-nine million, nine hundred and forty nine thousand, four hundred and twenty-nine) ordinary shares and R$2,603,475,969.17 (two billion, six hundred and three million, four hundred and seventy-five thousand, nine hundred and sixty-nine reais and seventeen centavos), corresponding to 415,727,739 (four hundred and fifteen million, seven hundred and twenty seven thousand, seven hundred and thirty nine) preferred class “A” shares, including 3 (three) special class shares, with no nominal value.

§ 1º-	The shares are ordinary and preferred. The preferred shares are of class “A” and special class category.

§ 2º-	The preferred shares of the special class category will belong exclusively to the Federal Union. In addition to the other rights which are expressed and specifically attributed to these shares in the current bylaws, the preferred special class shares will have the same rights as the preferred class “A” shares.

§ 3º-	Each ordinary share, each preferred class “A” share and each preferred special class share confer the right to one vote at General Shareholder Meetings, respecting the terms set out in § 4º, which follows.

§ 4º-	The preferred class “A” and special shares will have the same political rights as the ordinary shares, with the exception of voting for the election of Board Members, excepting the terms in §§ 2° and 3° of Art. 11, which follows, which confer the right to elect and dismiss a member of the Audit Committee, and a respective alternate.

§5º-	The holders of the preferred class “A” and special shares will have the right to participate in the dividend to be distributed, calculated according to the terms in Chapter VII, according to the following criteria:

a) priority in the receipt of the dividends mentioned in this article §5º corresponding to (i) a minimum of 3% (three percent) of the net worth value per share, calculated on the basis of the financial statements drawn up, which served as a reference for the dividend payment or, (ii) 6% (six percent) calculated on the percentage of capital represented by this class of share, whichever is the greater;

b) the right to participate in earnings distributed, under the same conditions as those for the ordinary shares, after the assurance is given to such shares of a dividend equal to the priority minimum established in subparagraph “a” above; and,

c) the right to participate in any bonus payments, under the same terms as those applied to ordinary shares, observing the priority established for the distribution of dividends.

§6º -	The preferred shares will acquire the full and unrestricted right to exercise the vote, if the company fails to pay, for 3 (three) financial years running,

the minimum dividends conferred to the preferred shares, the terms of which are set out in paragraph §5º of Art. 5º.

“Art. 6º — The company is authorized to increase its paid-up capital by up to a limit of 900,000,000 (nine hundred million) ordinary shares and 1,800,000,000 (one billion, eight hundred million) preferred class “A” Shares. Within the limits authorized in this Article, the Company may, by way of deliberation by its Board of Directors, increase the amount of paid-up capital, independent of any bylaw reforms through the issue of ordinary and/or preferred shares.

§ 1º-	The Board of Directors will establish the conditions of issue, including price and time limit for being taken up.

§ 2º-	At the discretion of the Board of Directors, the preference rights may be excluded on issues of shares, convertible debentures and bonus scrip issues, whose placing may be carried out through sale on the stock exchanges or through public subscription, under the terms established by Law 6.404/76.

§ 3º-	In accordance with the plans approved by the General Shareholder Assembly, the Company may grant options on the purchase of shares, to its managers and employees, using shares held in Treasury, or through the issue of new shares, excluding the right of preference for the shareholders.”

Finally, we emphasize that the Audit Committee of CVRD has declared itself in favor of the forward stock split operation proposed by the Board of Directors.

We hereby submit the above proposal for the forward splitting of the Company’s shares, to you the shareholders for approval.

Note: clarification regarding the Forward Stock Split Proposal for the Shares of CVRD of 06/30/2004

Companhia Vale do Rio Doce clarifies that, due to the holiday on September 6, 2004 in the United States, the depositary agent will be able to start the distribution of the new ADRs sixteen days after CVRD’s EGM.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: July 19, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer